January 11, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

Re:	QCR Holdings, Inc.
Registration Statement on Form S-3
Filed October 27, 2016
File No. 333-214283

Dear Ms. Anagosti:

On behalf of QCR Holdings, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated November 10, 2016 (the “Comment Letter”) with respect to above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on October 27, 2016.

General

Staff comment No. 1:

We note your disclosure in Footnote (2) to the “Calculation of Registration Fee” table stating that you are including unsold securities covered by a prior registration statement in reliance on Rule 415(a)(6) of Regulation C. Rule 415(a)(6) is available to registrants to include on a new replacement registration statement securities that remain unsold on an expiring registration statement. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 212.24. Since the prior registration statement (Form S-3, File No.333-206622) was declared effective on October 5, 2015, it is not due to expire until October 2018. As such, reliance on Rule 415(a)(6) appears misplaced. Please note that Rule 429 of Regulation C allows registrants to combine two or more registration statements by filing one single prospectus in the latest current registration, which approach appears to be more appropriate under these circumstances. Please advise or revise your disclosure accordingly.

Response:

As discussed with the Staff, the Company has revised Footnote (2) to the “Calculation of Registration Fee” table to state that, pursuant to Rule 429, $69,928,750.00 of the $100,000,000.00 of securities registered pursuant to the Registration Statement consist of unsold securities previously registered by the registrant on its Registration Statement on Form S-3 filed on August 27, 2015, as amended by Amendment No. 1 to Registration Statement on Form S-3 filed on September 24, 2015, and declared effective on October 5, 2015 (File No. 333-206622) (the “Prior Registration Statement”). In addition, the revised Footnote states that the Company is relying on Rule 457(p) to utilize the unused filing fees from the Prior Registration Statement to offset the filing fee for the current Registration Statement.

200 West Madison Street, Suite 3900    |    Chicago, Illinois 60606    |    T. 312.984.3100    |    F. 312.984.3150    |    bfkn.com

Securities and Exchange Commission

January 11, 2017

Exhibit Index

Exhibit 5.1

Staff Comment No. 2:

Please have counsel revise enumerated opinion (3) to remove the assumption that the Debt Securities will be issued and sold in accordance with the provisions of a valid and binding purchase agreement. This qualification appears to “assume away” counsel’s opinion that the Debt Securities will be binding obligations of the company. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No.19.

Response:

We have revised enumerated opinion (3) to remove the assumption that the Debt Securities will be issued and sold in accordance with the provisions of a valid and binding purchase agreement.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-7329 or robert.fleetwood@bfkn.com.

Sincerely,

/s/ Robert M. Fleetwood

Robert M. Fleetwood